PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 26, 2021)	Registration No. 333-260306

Jasper Therapeutics, Inc.

33,081,493 Shares of Voting Common Stock

Up to 5,000,000 shares of Voting Common Stock Issuable Upon

Exercise of Warrants

This prospectus supplement supplements the prospectus, dated October 26, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260306). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relates to: (i) the resale by the investors listed in the section of the Prospectus entitled “Selling Stockholders” (the “Selling Stockholders”) of up to 33,081,493 shares (the “Resale Shares”) of our voting common stock, par value $0.0001 per share (“Common Stock”), and (ii) the issuance by us and the resale of up to 5,000,000 shares of Common Stock upon the exercise of outstanding warrants (the “Public Warrants”). The Resale Shares consist of: (a) 2,300,000 shares of Common Stock held by Amplitude Healthcare Holdings LLC (the “Sponsor”) that were issued upon conversion on September 24, 2021 of 2,300,000 shares of our former Class B Common Stock in connection with the business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated May 5, 2021, by and among us, Ample Merger Sub, Inc., our then-wholly owned subsidiary, and the pre-Business Combination Jasper Therapeutics, Inc. (now named Jasper Tx Corp.), that were previously issued to the Sponsor on August 23, 2019 in a private placement to the Sponsor; (b) 19,485,471 shares of Common Stock issued to certain of the Selling Stockholders on September 24, 2021 in connection with the Business Combination; (c) up to 1,296,022 shares of Common Stock issuable upon conversion of 1,296,022 shares of our non-voting common stock, par value $0.0001 per share (issued to a Selling Stockholder on September 24, 2021 in connection with the Business Combination; and (d) 10,000,000 shares of Common Stock issued on September 24, 2021 in a private placement in connection with the closing of the Business Combination pursuant to those certain subscription agreements, dated May 5, 2021 between us and certain of the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “JSPR”. On October 28, 2021, the last reported sales price per share of our Common Stock was $8.88. Our Public Warrants are listed on the Nasdaq Capital Market under the symbol “JSPRW.” On October 28, 2021, the closing sale price per warrant of our Public Warrants was $1.27.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings with the Securities and Exchange Commission.

Investing in our Common Stock involves substantial risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 29, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 25, 2021

JASPER THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39138	84-2984849
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2200 Bridge Pkwy Suite #102 Redwood City, CA	94065
(Address of principal executive offices)	(Zip Code)

(650) 549-1400

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Voting Common Stock, par value $0.0001 per share	JSPR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Voting Common Stock at an exercise price of $11.50	JSPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 25, 2021, the Board of Directors (the “Board”) of Jasper Therapeutics, Inc. (the “Company”) adopted a non-employee director compensation policy (the “Non-Employee Director Compensation Policy”). Pursuant to the Non-Employee Director Compensation Policy, each non-employee director is eligible to receive annual cash retainers for his or her service on the Board and the Board’s committees, as follows:

Annual Retainer
Board of Directors (including Chairperson)	$40,000
Board of Directors Chairperson	$30,000
Audit Committee Chairperson	$15,000
Audit Committee Member (excluding Chairperson)	$7,500
Compensation Committee Chairperson	$10,000
Compensation Committee Member (excluding Chairperson)	$5,000
Nominating and Corporate Governance Committee Chairperson	$8,000
Nominating and Corporate Governance Committee Member (excluding Chairperson)	$4,000

All cash retainers will be earned on a quarterly basis based on a calendar quarter, and, if applicable, will be prorated for the portion of the calendar quarter during which such non-employee director actually serves on the Board or a committee thereof, and will be paid in arrears no later than the 30th day following the end of each calendar quarter.

The Non-Employee Director Compensation Policy also provides that the Company will reimburse reasonable expenses incurred by the non-employee directors in connection with attendance at Board or committee meetings.

In addition to cash fees, each current non-employee director will be granted a one-time stock option award to purchase a number of shares of voting common stock of the Company (“Common Stock”) equal to 0.10% of the total number of shares of capital stock of the Company outstanding on an as-converted to Common Stock basis on the date of grant, which will vest in three equal annual installments over three years, subject to the director’s continued service through such vesting dates. These grants will be made to the Company’s current non-employee directors as soon as administratively practicable following the effectiveness of the filing with the Securities and Exchange Commission of the first Registration Statement on Form S-8 covering shares of Common Stock issuable pursuant to the Company’s 2021 Equity Incentive Plan (as may be amended or restated, the “2021 Plan”). Moreover, any new non-employee elected or appointed to the Board will, upon his or her appointment to the Board, be granted a one-time stock option award to purchase a number of shares of Common Stock equal to 0.10% of the total number of shares of capital stock of the Company outstanding on an as-converted to Common Stock basis on the date of grant, which will vest in three equal annual installments over three years, subject to the director’s continued service through such vesting dates.

The Non-Employee Director Compensation Policy also provides that, on the date of each annual meeting of stockholders of the Company (each, an “Annual Meeting”), each individual who is a non-employee director immediately prior to such Annual Meeting and who will continue to serve as a non-employee director immediately following such Annual Meeting will be granted an annual stock option award to purchase a number of shares of Common Stock equal to 0.05% of the total number of shares of capital stock of the Company outstanding on an as-converted to Common Stock basis on the date of grant, which will vest in full upon the first anniversary of the date of the grant, subject to the director’s continued service through such vesting date.

In addition, each of the stock option awards granted pursuant to the Non-Employee Director Compensation Policy will vest in full as of immediately prior to, and contingent upon, the occurrence of a Change in Control (as defined in the 2021 Plan), subject to the director’s continued service through immediately prior to such Change in Control.

The foregoing description of the Non-Employee Director Compensation Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Employee Director Compensation Policy, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

10.1+	Jasper Therapeutics, Inc. Non-Employee Director Compensation Policy.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Indicates a management contract or compensatory plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JASPER THERAPEUTICS, INC.

Date: October 29, 2021	By:	/s/ Jeet Mahal
		Name:	Jeet Mahal
		Title:	Chief Financial Officer and Chief Business Officer

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Exhibit 10.1

JASPER Therapeutics, INC.

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

Each non-employee member of the board of directors (the “Board”) of Jasper Therapeutics, Inc. (the “Company”) shall be eligible to receive cash and equity compensation for his or her service on the Board as set forth in this Non-Employee Director Compensation Policy (this “Policy”). The cash and equity compensation described in this Policy shall be paid or be made, as applicable, automatically and without further action of the Board (or any committee thereof), to each member of the Board who is not an employee of the Company or any parent or subsidiary of the Company (each, a “Non-Employee Director”) who is eligible to receive such cash or equity compensation, unless such Non-Employee Director declines the receipt of such cash or equity compensation by advance written notice to the Company. This Policy shall remain in effect until it is revised or rescinded by further action of the Board or the Compensation Committee of the Board (the “Compensation Committee”). This Policy and the compensation to be provided hereunder may be amended, modified or terminated by the Board or the Compensation Committee at any time in its sole discretion. The terms and conditions of this Policy shall supersede any prior cash and/or equity compensation arrangements between the Company and any of its Non-Employee Directors with respect to such Non-Employee Director’s service on (or on behalf of) the Board or any committee thereof. No Non-Employee Director shall have any rights hereunder, except with respect to the cash compensation and stock options granted pursuant to this Policy. Non-Employee Directors may be eligible to receive discretionary awards granted outside this Policy.

1.	Cash Compensation.

(a) Annual Cash Retainers. Each Non-Employee Director shall be eligible to receive an annual cash retainer of $40,000 for service on the Board.

(b) Additional Annual Cash Retainers. In addition, a Non-Employee Director shall receive the following annual cash retainers, if applicable:

(i) Chairperson of the Board. A Non-Employee Director serving as Chairperson of the Board shall receive an additional annual cash retainer of $30,000 for such service.

(ii) Audit Committee. A Non-Employee Director serving as Chairperson of the Audit Committee of the Board (the “Audit Committee”) shall receive an additional annual cash retainer of $15,000 for such service. A Non-Employee Director serving as a member of the Audit Committee (other than the Chairperson) shall receive an additional annual cash retainer of $7,500 for such service.

(iii) Compensation Committee. A Non-Employee Director serving as Chairperson of the Compensation Committee shall receive an additional annual cash retainer of $10,000 for such service. A Non-Employee Director serving as a member of the Compensation Committee (other than the Chairperson) shall receive an additional annual cash retainer of $5,000 for such service.

(iv) Nominating and Corporate Governance Committee. A Non-Employee Director serving as Chairperson of the Nominating and Corporate Governance Committee of the Board (the “Nominating and Corporate Governance Committee”) shall receive an additional annual cash retainer of $8,000 for such service. A Non-Employee Director serving as a member of the Nominating and Corporate Governance Committee (other than the Chairperson) shall receive an additional annual cash retainer of $4,000 for such service.

(c) Payment of Retainers. The annual cash retainers described in Sections 1(a) and 1(b) shall be earned on a quarterly basis based on a calendar quarter and shall be paid by the Company in arrears not later than the 30th day following the end of each calendar quarter. In the event a Non-Employee Director does not serve as a Non-Employee Director, or in the applicable positions described in Section 1(b), for an entire calendar quarter, the retainer paid to such Non-Employee Director shall be prorated for the portion of such calendar quarter actually served as a Non-Employee Director, or in such position, as applicable. For avoidance of doubt, if a Non-Employee Director serves on the Board or a committee thereof for less than a full calendar quarter, the annual cash retainers described in Sections 1(a) and 1(b) shall be prorated for the portion of the calendar quarter in which the Non-Employee Director began serving on the Board or a committee thereof, as applicable, such that each Non-Employee Director shall receive annual cash retainers under this Policy only for the periods during which such Non-Employee Director actually serves on the Board or a committee thereof, as applicable. The annual cash retainers for Non-Employee Directors serving as of the date of adoption of this Policy shall be payable retroactively on a pro rata basis from September 24, 2021, with the payment for service on the Board between September 24, 2021 to September 30, 2021 to be made concurrently with the payment of the cash retainers for the quarter ending December 31, 2021. There are no per meeting attendance fees for attending meetings of the Board or any committee thereof.

(d) Revisions. Each of the Board and the Compensation Committee, in its discretion, may change and otherwise revise the terms of the cash compensation granted under this Policy, including, without limitation, the amount of cash compensation to be paid, on or after the date the Board or the Compensation Committee determines to make any such change or revision.

2.	Equity Compensation.

Non-Employee Directors shall be granted the equity awards described below. The awards described below shall be granted under and shall be subject to the terms and provisions of the Company’s 2021 Equity Incentive Plan, as may be amended or restated from time to time, or any other applicable Company equity incentive plan then-maintained by the Company (the “Equity Plan”), and shall be granted subject to the execution and delivery of award agreements, including attached exhibits, in substantially the forms previously approved by the Board or the Compensation Committee, setting forth the vesting schedule applicable to such awards and such other terms as may be required by the Equity Plan (as may be amended or restated from time to time, collectively, the “Additional Terms”). All applicable terms of the Equity Plan apply to this Policy as if fully set forth herein, and all stock options granted pursuant to this Policy are subject in all respects to the terms of the Equity Plan and the Additional Terms.

(a) Initial Awards for Current Non-Employee Directors. As soon as administratively practicable following the effectiveness of the filing with the Securities and Exchange Commission of the first registration statement on Form S-8 with respect to the Company’s 2021 Equity Incentive Plan, each Non-Employee Director shall be automatically, and without further action of the Board or the Compensation Committee, granted a one-time non-statutory stock option to purchase a number of shares of voting common stock of the Company (“Common Stock”) equal to 0.10% of the total number of shares of capital stock of the Company outstanding on an as-converted to Common Stock basis on the date of grant. The awards described in this Section 2(a) shall be referred to as “Initial Awards.”

(b) Appointment Awards for New Non-Employee Directors. Upon the date an individual first becomes appointed or elected as a Non-Employee Director, such individual shall be automatically, and without further action of the Board or the Compensation Committee, granted a one-time non-statutory stock option to purchase a number of shares of Common Stock equal to 0.10% of the total number of shares of capital stock of the Company outstanding on an as-converted to Common Stock basis on the date of grant. The awards described in this Section 2(b) shall be referred to as “Appointment Awards.”

(c) Annual Awards. On the date of each annual meeting of stockholders of the Company (each, an “Annual Meeting”), each individual who is a Non-Employee Director immediately prior to such Annual Meeting and who will continue to serve as a Non-Employee Director immediately following such Annual Meeting shall be automatically, and without further action of the Board or the Compensation Committee, granted a non-statutory stock option to purchase a number of shares of Common Stock equal to 0.05% of the total number of shares of capital stock of the Company outstanding on an as-converted to Common Stock basis on the date of grant. The awards described in this Section 2(c) shall be referred to as “Annual Awards.” For the avoidance of doubt, a Non-Employee Director elected for the first time to the Board at an Annual Meeting shall only receive an Appointment Award in connection with such election, and shall not receive any Annual Award on the date of such Annual Meeting.

(d) Termination of Employment of Employee Directors. Members of the Board who are employees of the Company or any parent or subsidiary of the Company who subsequently terminate their employment with the Company and any parent or subsidiary of the Company and remain on the Board will not receive an Appointment Award grant pursuant to Section 2(b) above, but to the extent that they are otherwise eligible, will be eligible to receive, after termination from employment with the Company and any parent or subsidiary of the Company, Annual Awards as described in Section 2(c) above.

(e) Terms of Awards Granted to Non-Employee Directors.

(i) Purchase Price. The per share exercise price of each option granted to a Non-Employee Director shall equal the Fair Market Value (as defined in the Equity Plan) of a share of Common Stock on the date the option is granted.

(ii) Vesting. One-third of the shares subject to each Initial Award and each Appointment Award shall vest and become exercisable on each one-year anniversary of the date of grant, in each case subject to the Non-Employee Director continuing in service on the Board through and including such vesting date. Each Annual Award shall vest and become exercisable on the one-year anniversary of the date of grant, in each case subject to the Non-Employee Director continuing in service on the Board through and including such vesting date. No portion of an Initial Award, Appointment Award or Annual Award that is unvested or unexercisable at the time of a Non-Employee Director’s termination of service on the Board shall become vested or exercisable thereafter. All Initial Awards, Appointment Awards and Annual Awards held by a Non-Employee Director shall vest in full as of immediately prior to, and contingent upon, the occurrence of a Change in Control (as defined in the Equity Plan), subject to such Non-Employee Director’s continuous service with the Company (or a parent or subsidiary of the Company) through immediately prior to such Change in Control.

(iii) Term. The term of each stock option granted to a Non-Employee Director shall be ten years from the date the option is granted. Upon a Non-Employee Director’s termination of service on the Board for any reason, his or her then-vested stock options to purchase shares of Common Stock granted pursuant to this Policy shall remain exercisable for three months following the termination of his or her service on the Board (or such longer period as the Board may determine in its discretion on or after the date of grant of such stock options).

(iv) Option Award Agreements. Notwithstanding anything to the contrary in this Policy, each Initial Award, Appointment Award and Annual Award, shall be subject to the terms and conditions of the Equity Plan and the Additional Terms.

(f)   Revisions. Each of the Board and the Compensation Committee, in its discretion, may change and otherwise revise the terms of awards granted under this Policy, including, without limitation, the types of awards, the number of shares, the exercise prices, and vesting schedules, for awards granted on or after the date the Board or the Compensation Committee determines to make any such change or revision.

3.	Expense Reimbursement.

Upon presentation of documentation of such expenses reasonably satisfactory to the Company, each Non-Employee Director shall be reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board and its committees or in connection with other business related to service on the Board or its committees.  Each Non-Employee Director also shall be reimbursed for his or her reasonable out-of-pocket business expenses authorized by the Board or one of its committees that are incurred in connection with attendance at meetings with the Company’s management. All reimbursements under this Section 3 shall be made in accordance with the Company’s applicable expense reimbursement policies and procedures as in effect from time to time.

Adopted on October 25, 2021

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